UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      January 20, 2006

Mr. James K.B. Hesketh
President and Chief Executive Officer
Canyon Resources Corporation
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401



      Re:	Canyon Resources Corporation
		Registration Statement on Form S-1
      Filed December 23, 2005
		File No. 333-130692

		Form 10-K Fiscal Year Ended December 31, 2004
      Filed June 30, 2005
		File No. 001-11887

      Form 10-K/A-1 Fiscal Year Ended December 31, 2004
      Filed April 20, 2005
		File No. 001-11887

      Form 10-K/A-2 Fiscal Year Ended December 31, 2004
      Filed April 27, 2005
		File No. 001-11887

Dear Mr. Hesketh:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


The Selling Stockholders, page 13

1. Identify as underwriters all selling stockholders who are registered broker-dealers, unless any such broker-dealer received the securities being registered for resale as compensation for investment banking services. In addition, identify any selling stockholder who is an affiliate of a registered broker-dealer.

Form 10-K for the Fiscal Year Ended December 31, 2004

Engineering Comments

General

1. Insert a small-scale map showing the location and access to your properties. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

2. We note that the operations performance section of your website refers to or uses the term "mineral inventory". Only the terms proven reserves or probable reserves may be disclosed under Industry
Guide 7.
Mineralized material is the only exception allowed. Mineralized material or deposit is a mineralized body which has been delineated by drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected
metal(s).    Mineralized material should only be reported as an
"in
place" tonnage and grade, and should not be disclosed with or as units of product, such as ounces of gold or pounds of copper. It also must have reasonable prospects for economic extraction and be delimited using an economically-based cutoff grade to segregate this potentially economic material from just mineralization. An economic cutoff should enable a mine to distinguish materials that can at least cover the mine`s operating costs from those materials that will not. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility.
Revise
the entire filing and make the appropriate changes to your website.

McDonald Property, page 16

3. The second paragraph of this section refers to a 1993 feasibility study and the mineralized material found on the McDonald property. Feasibility studies are valid for a limited time period and factors such as inflation, changing prices of commodities, and governmental taxation and/or regulations invalidate cost estimates quickly. Remove tonnage and grade estimates developed from prior feasibility or preliminary feasibility studies and only report the updated information available for the reporting period. Supplementally provide the cutoff grade calculations and all relevant factors used for mineralized mineral reported. Modify the McDonald Gold Deposit
Mineralized Material table to only report material above these established cutoff grades.

Hycroft Mine, page 19

4. In the first paragraph of this section, you state "the following resources and minable reserves are at the Hycroft mine". As a U.S.
incorporated company only the terms proven reserves or probable reserves are allowed under Industry Guide 7 to define the quantity and quality of reserve estimates. Mineralized material is the only exception allowed. Remove the term "minable" as an adjective for the reserves and declare reserves as either proven or probable reserves or as the sum of the proven and probable reserves. Remove all references to resources in this filing to avoid confusion with resource declarations of Canadian incorporated companies. Supplementally provide a copy of the feasibility study that established these reserves. Also it is our understanding that under state law disturbances on the Hycroft Mine site are subject to Native American
Indian tribal approval. Tell us if you have formally received such approval. If you have not, it does not appear that you have met the legal conditions necessary for a reserve declaration. Please advise.

Briggs/Panamint Properties, page 21

5. In the third paragraph you mention grade ranges of 0.06 to
0.116
OPT gold. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over an area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise the entire filing accordingly.
Argentina, page 22

6. The Mina Cancha property is part of the Meridian Gold Inc.
Esquel
project.  This proposed mine was the subject of a referendum in the
town of Esquel on March 23, 2003.  Disclose these events and the possible effects they may have on the company assets.
* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct your questions relating to the engineering comments to
Ken Schuler, Mining Engineer, at (202) 551-3718.  Please contact
Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3685 with any other questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	P. Hilton (via facsimile)
      C. Moncada-Terry

Mr. James K.B. Hesketh
Canyon Resources Corporation
January 20, 2006
Page 2